UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Commission File Number: 333-116324

For the Period Ended: April 30, 2009
XX Annual Report on Form 10-K
¨ Transition Report on Form 11-K
¨ Transition Report on Form 10-Q
¨ Transition Report on Form N-SAR
For the Transition Period:

Nothing is this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates: N/A

PART I REGISTRANT INFORMATION

ROTOBLOCK   CORPORATION

Full name of registrant:

N/A

Former name if applicable:

300 B Street

Address of principal executive office (Street and Number):

 Santa Rosa, California    95401

City, state and zip code:

PART II RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) :

x	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
x	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached is applicable.

PART III NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Rotoblock Corporation (the “Company”) is unable to complete the filing of its Annual Report on Form 10-Kfor  the fiscal year ended April 30, 2009 on a timely basis without unreasonable effort or expense. The Company has not been able to finalize its Form 10-K as our auditors have just completed their review and audit of our April 30, 2009 financial statements today and we require additional time to compile our Form 10-K to ensure correct and adequate disclosures.  The Company will  file its 10-K for the fiscal year ended April 30, 2009 on or before August 14, 2009,  the fifteenth (15th) calendar day following the filing of this Late Filing Notice.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Chien Chih Liu (Name)	(707) (Area Code)	578-5220 (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s).      X   Yes       No

(3)
Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?      Yes     No   X

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ROTOBLOCK CORPORATION

(Name of Registrant as Specified in Charter)

Date: July 30, 2009	By:	/s/ Chien Chih Liu
Chien Chih Liu,
Chief Financial Officer

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